Filed Pursuant to Rule 424(b)3
Registration No. 333-136752
PROSPECTUS

Offer to Exchange

Any and all outstanding Series A 6.50% Senior Notes due 2016,
$250,000,000 aggregate principal amount outstanding,
for Series B 6.50% Senior Notes due 2016.

The exchange offer and withdrawal rights
will expire at 5:00 p.m., New York City time,
on October 2, 2006, unless we extend the exchange offer.

We are offering to exchange our Series B 6.50% Senior Notes due 2016 for the identical principal amounts of our outstanding Series A 6.50% Senior Notes due 2016. The aggregate principal amount at maturity of the Series A Notes, and therefore the aggregate principal amount of Series B Notes that would be issued if all the Series A Notes are exchanged, is $250,000,000. The terms of the Series B Notes will be identical with the terms of the Series A Notes, except that the issuance of the Series B Notes is being registered under the Securities Act of 1933, as amended.

We issued the Series A Notes on April 26, 2006 in a transaction that was exempt from the registration requirements of the Securities Act. This exchange offer is being made in accordance with a Registration Rights Agreement dated April 26, 2006 among the initial purchasers of the Series A Notes and us.

The Series A Notes are, and the Series B Notes, when issued, will be, our senior, unsecured and unsubordinated obligations and rank equally with all of our other senior, unsecured and unsubordinated indebtedness outstanding from time-to-time. All of our wholly-owned subsidiaries, other than our finance company subsidiaries and foreign subsidiaries, will guarantee the Notes, although the guarantees may be suspended under limited circumstances. The registration statement of which this prospectus forms a part registers the guarantees as well as the Series B Notes.

Before the exchange offer, there has been no public market for the Series B Notes. We do not currently intend to list the Series B Notes on a securities exchange or seek approval for quotation of the Series B Notes on an automated quotation system. Therefore, it is unlikely that an active trading market for the Series B Notes will develop. We will receive no proceeds from the exchange offer.

The exchange agent for the exchange offer is J.P. Morgan Trust Company, National Association. This prospectus and the accompanying letter of transmittal are being mailed to holders of Series A Notes on or about August 30, 2006.

Investment in the Series B Notes to be issued in the exchange offer involves risks. You should carefully read the “Risk Factors” section, which begins on page 6 of this document, before you exchange your Series A Notes.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2006.

Each broker-dealer that receives Series B Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. This prospectus, as it may be amended or supplemented from time-to-time, may be used by a broker-dealer in connection with sales of Series B Notes received in exchange for Series A Notes that were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the day the exchange offer expires and ending at the close of business on the first anniversary of that date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 9, 2006 all dealers effecting transactions in the Series B Notes may be required to deliver a prospectus.

No person has been authorized to give any information or to make any representations, other than those contained in this prospectus. If given or made, that information or those representations may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to or solicitation of any person in any jurisdiction in which such an offer or solicitation would be unlawful.

FORWARD-LOOKING INFORMATION

Some of the statements in this prospectus and the documents incorporated by reference into this prospectus are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding this exchange offer, as well as our business, financial condition, results of operations, cash flows, strategies and prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described under the caption “Risk Factors” in this prospectus, those described under the caption “Risk Factors Relating to Our Business” in our Annual Report on Form 10-K/A for our fiscal year ended November 30, 2005, which is incorporated into this prospectus by reference, and other factors that may be included in our other filings with the Securities and Exchange Commission. We do not undertake any obligation to update forward-looking statements.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus or in documents incorporated in this prospectus. It does not contain all the information you should consider before deciding whether to exchange Series A 6.50% Senior Notes for Series B 6.50% Senior Notes. You should read the entire prospectus.

LENNAR

We are one of the nation’s largest homebuilders and a provider of financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, and to a lesser extent condominium units, as well as the purchase, development and sale of residential land directly and through unconsolidated entities in which we have investments. Our financial services operations provide mortgage financing, title insurance, closing services and insurance agency services for both buyers of our homes and others. We sell substantially all of the loans that we originate in the secondary mortgage market. Through our financial services operations, we also provide high-speed Internet and cable television services to residents of communities we develop and to others.

We are a Delaware corporation. Our principal offices are at 700 Northwest 107th Avenue, Miami, Florida 33172. Our telephone number at these offices is (305) 559-4000. Our website address is www.lennar.com. The information on our website is not part of this prospectus.

The following is a summary of our growth history:

1954:	We were founded as a local Miami homebuilder.

1969:	We began developing, owning and managing commercial and multi-family residential real estate.

1971:	We completed our initial public offering.

1972:	Our common stock was listed on the New York Stock Exchange. We also entered the Arizona homebuilding market.

1986:	We acquired Development Corporation of America in Florida.

1991:	We entered the Texas homebuilding market.

1992:	We expanded our commercial operations by acquiring, through a joint venture, a portfolio of loans, mortgages and properties from the Resolution Trust Corporation.

1995:	We entered the California homebuilding market through the acquisition of Bramalea California, Inc.

1996:	We expanded in California through the acquisition of Renaissance Homes, and significantly expanded operations in Texas with the acquisitions of the assets and operations of both Houston-based Village Builders and Friendswood Development Company, and acquired Regency Title.

1997:	We completed the spin-off of our commercial real estate investment business to LNR Property Corporation. We continued our expansion in California through homesite acquisitions and investments in unconsolidated entities. We also acquired Pacific Greystone Corporation, which further expanded our operations in California and Arizona and brought us into the Nevada homebuilding market.

1998:	We acquired the properties of two California homebuilders, ColRich Communities and Polygon Communities, acquired a Northern California homebuilder, Winncrest Homes, and acquired North American Title with operations in Arizona, California and Colorado.

1999:	We acquired Eagle Home Mortgage with operations in Nevada, Oregon and Washington and Southwest Land Title in Texas.

2000:	We acquired U.S. Home Corporation, which expanded our operations into New Jersey, Maryland, Virginia, Minnesota, Ohio and Colorado and strengthened our position in other states. We expanded our title operations in Texas through the acquisition of Texas Professional Title.

2002:	We acquired Patriot Homes, Sunstar Communities, Don Galloway Homes, Genesee Company, Barry Andrews Homes, Cambridge Homes, Pacific Century Homes, Concord Homes and Summit Homes, which expanded our operations into the Carolinas and the Chicago, Baltimore and Central Valley, California homebuilding markets and strengthened our position in several existing markets. We also acquired Sentinel Title with operations in Maryland and Washington, D.C.

2003:	We acquired Seppala Homes and Coleman Homes, which expanded our operations in South Carolina and California. We also acquired Mid America Title in Illinois.

2004:	We acquired The Newhall Land and Farming Company through an unconsolidated entity of which we and LNR Property Corporation each owns 50%. We expanded into the San Antonio, Texas homebuilding market by acquiring the operations of Connell-Barron Homes and entered the Jacksonville, Florida homebuilding market by acquiring the operations of Classic American Homes. Through acquisitions, we also expanded our mortgage operations in Oregon and Washington. We expanded our title and closing operations into Minnesota through the acquisition of Title Protection, Inc.

2005:	We entered the metropolitan New York City and Boston markets by acquiring, directly and through a joint venture, rights to develop a portfolio of properties in New Jersey facing mid-town Manhattan and waterfront properties near Boston. We also entered the Reno, Nevada market and then expanded in Reno through the acquisition of Barker Coleman. We expanded our presence in Jacksonville through the acquisition of Admiral Homes.

In March 2006, we entered into an Issuing and Paying Agent Agreement relating to up to $2.0 billion aggregate principal amount of commercial paper notes that we may issue and reissue from time-to-time. Issuances of commercial paper notes will reduce the amount we can borrow under our credit facility.

In July 2006, we entered into a new unsecured revolving credit facility that provides us with up to $2.7 billion of financing. The credit facility also provides us with access to an additional $500 million of financing through an accordion feature, subject to additional commitments, for a maximum aggregate availability under the facility of $3.2 billion. The credit facility replaced our prior $2.2 billion credit facility and matures in July 2011.

ISSUANCE OF THE SERIES A NOTES

On April 26, 2006, we sold $250 million aggregate principal amount of Series A 6.50% Senior Notes due 2016 (the “Series A Notes”) to initial purchasers in a transaction that was exempt from the registration requirements of the Securities Act. The initial purchasers subsequently resold the Series A Notes in reliance on Rule 144A or other exemptions under the Securities Act. We entered into a Registration Rights Agreement with the initial purchasers, pursuant to which we agreed to exchange registered Series B 6.50% Senior Notes due 2016 (“Series B Notes,” and together with the Series A Notes, the “Notes”) for the Series A Notes and also granted holders of Series A Notes rights under certain circumstances to have resales of Series A Notes registered under the Securities Act. The exchange offer made by this prospectus is intended to satisfy our principal obligations under the Registration Rights Agreement.

We issued the Series A Notes under an Indenture dated April 26, 2006, between us and J.P. Morgan Trust Company, National Association, as trustee. The Series B Notes will also be issued under that Indenture and will be entitled to the benefits of the Indenture. The form and terms of the Series B Notes will be identical in all material respects with the form and terms of the Series A Notes, except that (1) the Series B Notes will have been registered under the Securities Act and, therefore, the global certificate (and any individual certificates) will not bear legends describing restrictions on transferring the Series B Notes represented by such global certificates, and (2) holders of Series B Notes will not be, and upon the consummation of the exchange offer, holders of Series A Notes will no longer be, entitled to rights under the Registration Rights Agreement.

The proceeds we received from the issuance of the Series A Notes were used for general corporate purposes. We will receive no proceeds from the exchange of the Series B Notes for the Series A Notes pursuant to the exchange offer.

THE EXCHANGE OFFER

The Exchange Offer	We are offering to exchange our Series B 6.50% Senior Notes due 2016, for identical principal amounts of our outstanding Series A 6.50% Senior Notes due 2016. At the date of this prospectus, $250 million aggregate principal amount of Series A 6.50% Senior Notes are outstanding.

Expiration of Exchange Offer	5:00 p.m., New York time on October 2, 2006, unless we extend the exchange offer. In this document, we refer to the date the exchange offer will expire as the “expiration date.”

Conditions of the Exchange Offer	The exchange offer is not conditioned upon any minimum principal amount of Series A Notes being tendered for exchange. The only condition to the exchange offer is that we not be advised that completion of the exchange offer would, or might, be unlawful.

Accrued Interest on the Series A Notes	Interest on Series A Notes that are exchanged will cease to accrue on the last interest payment date before the day on which Series B Notes are issued in exchange for them. However, Series B Notes issued in exchange for Series A Notes will bear interest from the last interest payment date before the day on which they are issued in exchange for the Series A Notes. Therefore, exchanging Series A Notes for Series B Notes will not affect the amount of interest a holder will receive.

Interest on the Series B Notes	Interest on the Series B Notes will be paid on June 15 and December 15 of each year, beginning December 15, 2006.

Procedures for Tendering Series A Notes	A holder of Series A Notes who wishes to accept the exchange offer must:

(1) complete, sign and date a letter of transmittal, or a facsimile of one, in accordance with the instructions contained under “The Exchange Offer — Procedures for Tendering Notes” and in the letter of transmittal, and

(2) deliver the letter of transmittal, or facsimile, together with the Series A Notes and any other required documentation to the exchange agent at the address set forth in “The Exchange Offer — Exchange Agent.”

Series A Notes must be delivered by confirmation of book-entry delivery of the Series A Notes to the exchange agent’s account at The Depository Trust Company (“DTC”).

Guaranteed Delivery Procedures	Eligible holders of Series A Notes who wish to tender their Series A Notes, but who cannot deliver their Series A Notes or any other documents required by the letter of transmittal to the exchange agent before the expiration date (or complete the procedure for book-entry transfer on a timely basis) may tender their Series A Notes according to the guaranteed delivery procedures described in the letter of transmittal.

Acceptance of Series A Notes and Delivery of Series B Notes	Unless we are advised that it would, or might, be unlawful for us to do so, we will accept any and all Series A Notes that are properly tendered and not properly withdrawn in response to the exchange offer, before 5:00 p.m., New York City time, on the expiration date. The Series B Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the Series A Notes.

Withdrawal Rights	Tenders of Series A Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, the exchange of Series A Notes for Series B Notes should not be considered a sale or exchange or otherwise taxable event to the holders of the Series A Notes. You should consult with your tax advisor regarding your particular situation.

The Exchange Agent	J.P. Morgan Trust Company, National Association is the exchange agent. The address and telephone number of the exchange agent are set forth under the caption “The Exchange Offer — Exchange Agent” in this document.

Fees and Expenses	We will bear the expense of soliciting tenders pursuant to the exchange offer. We will also pay any transfer taxes that are applicable to the exchange of Series A Notes for Series B Notes pursuant to the exchange offer.

Resales of the Series B Notes	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a person who receives Series B Notes issued pursuant to the exchange offer (other than (1) a broker-dealer who purchased the Series A Notes directly from us for resale pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act or (2) a person that is an affiliate of ours, as that term is defined in Rule 405 under the Securities Act), may sell the Series B Notes without registration or the need to deliver a prospectus under the Securities Act, provided that person has no arrangement to participate in a distribution of the Series B Notes. Each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes that were acquired by the broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Series B Notes.

Consequences of Not Exchanging the Series A Notes	If you do not exchange your Series A Notes, the existing transfer restrictions on the Series A Notes will continue to apply. Because we anticipate that most holders will elect to exchange their Series A Notes for Series B Notes due to the absence of restrictions on the resale of Series B Notes under the Securities Act, we anticipate that the market for any Series A Notes that remain outstanding after the consummation of the exchange offer will be substantially limited.

THE SERIES B NOTES

The exchange offer applies to $250 million aggregate principal amount of Series A Notes outstanding. The terms of the Series B Notes are identical in all material respects with those of the Series A Notes, except for certain transfer restrictions and registration rights relating to the Series A Notes. The Series B Notes will evidence the same debt as the Series A Notes and will be entitled to the benefits of the indenture under which both the Series A Notes were, and the Series B Notes will be, issued.

Securities Offered	$250,000,000 aggregate principal amount of Series B 6.50% Senior Notes due 2016.

Maturity Date	April 15, 2016.

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2006.

Sinking Fund	None.

Ranking	The Series B Notes are our senior, unsecured and unsubordinated obligations and rank equally with all of our other senior, unsecured and unsubordinated indebtedness from time-to-time outstanding. The Series B Notes are effectively subordinated to the obligations of our subsidiaries who are not guarantors and to our obligations that are secured to the extent of the assets securing those obligations. As of May 31, 2006, we and our guarantor company subsidiaries had $35.9 million of secured indebtedness and our subsidiaries that are not guarantors (including our finance company subsidiaries) had $1.2 billion of indebtedness.

Guarantees	All of our wholly-owned subsidiaries, other than our finance company subsidiaries and foreign subsidiaries, will guarantee the Series B Notes. The guarantees by our subsidiaries may be suspended under certain limited circumstances. See “Description of the Notes — The Guarantees.”

Redemption at our Option	We may redeem any or all of the Series B Notes at any time at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the comparable treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

Certain Indenture Provisions	The Indenture governing the Series B Notes contains covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of the Notes — Certain Covenants.”

Use of Proceeds	We will receive no proceeds from the exchange of Series A Notes for the Series B Notes pursuant to the exchange offer.

Risk Factors	Investing in the Series B Notes involves risks. Before you exchange your Series A Notes, you should carefully read the “Risk Factors” section beginning on page 6 of this document for a description of risks you should particularly consider before exchanging Series A Notes for Series B Notes.

RISK FACTORS

In this section we describe risks relating to the exchange of Series A Notes for Series B Notes. Investors considering exchanging their Series A Notes for Series B Notes should also read the risks relating to our business, which are described in our Annual Report on Form 10-K/A for our fiscal year ended November 30, 2005, under the caption “Risk Factors Relating to Our Business” and in our subsequent filings with the SEC. If any of these risks develop into actual events, the exchange offer or our business, financial condition, results of operations, cash flows, strategies or properties could be materially adversely affected.

Because the Series B Notes are structurally subordinated to the obligations of our subsidiaries that are not guarantors, you may not be fully repaid if we become insolvent.

Substantially all of our operating assets are held by our subsidiaries. Holders of any indebtedness or preferred stock of any of our subsidiaries that are not guarantors and other creditors of any of those subsidiaries, including trade creditors, have and will have access to the assets of those subsidiaries that are prior to those of the noteholders. As a result, the Series B Notes are structurally subordinated to the debts, preferred stock and other obligations of those subsidiaries.

Because the Series B Notes are unsecured, you may not be fully repaid if we become insolvent.

The Series B Notes will not be secured by any of our assets or by any assets of our subsidiaries. As of May 31, 2006, we and our guarantor subsidiaries had $35.9 million of secured indebtedness outstanding and our subsidiaries that are not guarantors (including our finance company subsidiaries) had $1.2 billion of indebtedness. If we become insolvent, the holders of any of our secured debt would receive payments from the assets securing that debt before you receive payments from sales of those assets.

There is no public market for the Series B Notes, so you may be unable to sell the Series B Notes.

The Series B Notes are new securities for which there is currently no public trading market. Consequently, the Series B Notes may be relatively illiquid, and you may be unable to sell your Series B Notes. We do not intend to list the Series B Notes on any securities exchange or to include the Series B Notes in any automated quotation system.

Fraudulent conveyance considerations.

Under fraudulent conveyance laws, the guarantees by our subsidiaries might be subordinated to existing or future indebtedness incurred by those subsidiaries, or might not be enforceable, if a court or a creditors representative, such as a bankruptcy trustee, concluded that those subsidiaries:

•	Received less than fair consideration for the guarantees;

•	Were rendered insolvent as a result of issuing the guarantees;

•	Were engaged in a business or transaction for which our subsidiaries’ remaining assets constituted unreasonably small capital;

•	Intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

•	Intended to hinder, delay or defraud our or their creditors.

The measure of insolvency varies depending upon the laws of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts matured and became absolute.

The guarantees of the Series B Notes may terminate.

The principal reason our guarantor subsidiaries will guarantee the Series B Notes is so holders of the Series B Notes will have rights at least as great with regard to our subsidiaries as any other holders of a material amount of our unsecured debt. Therefore, the guarantees of the Series B Notes will remain in effect while the guarantor subsidiaries guarantee a material amount of the debt of Lennar Corporation, as a separate entity, to others. In addition to guaranteeing the Series A Notes, currently, the subsidiary guarantors are guaranteeing our principal revolving credit facility, commercial paper notes we issue, $350 million principal amount of our 5.95% Senior Notes due 2013, $250 million principal amount of our 5.50% Senior Notes due 2014, $300 million principal amount of our Senior Floating-Rate Notes due 2009, $282 million principal amount of our 7 5/8% Senior Notes due 2009, $200 million principal amount of our Senior Floating-Rate Notes due 2007, $500 million principal amount of our 5.60% Senior Notes due 2015, $300 million principal amount of our 5.125% Senior Notes due 2010 and $250 million principal amount of our 5.95% Senior Notes due 2011. However, the subsidiaries’ guarantees of all of the notes, as well as the Series B Notes, will terminate with regard to any subsidiary while it is not guaranteeing at least $75 million of our debt. Therefore, if our subsidiaries cease guaranteeing our obligations under our principal revolving credit facility, and are not guarantors of any new debt, the subsidiaries’ guarantees of the Series B Notes will terminate until such time, if any, as they again are guaranteeing at least $75 million of our debt, other than the Series B Notes. Accordingly, noteholders should anticipate that at some time in the future the Series B Notes may no longer be guaranteed by our subsidiaries.

If our guarantor subsidiaries are guaranteeing revolving credit lines totaling at least $75 million, we will treat the guarantees of the Notes as remaining in effect even during periods when our borrowings under the revolving credit lines are less than $75 million. Because it is possible that banks will permit some or all of our subsidiaries to stop guaranteeing the revolving credit facility, or that we will terminate our revolving credit facility (which we have discretion to do), it is possible that, at some time or times in the future, the Series B Notes will no longer be guaranteed by our subsidiaries.

There could be negative consequences to you if you do not exchange your Series A Notes for Series B Notes.

Holders who fail to exchange their Series A Notes for Series B Notes will continue to be subject to restrictions on transfer of the Series A Notes. Any Series A Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of Series A Notes outstanding. Because we anticipate that most holders will elect to exchange the Series A Notes for Series B Notes due to the absence of restrictions on the resale of Series B Notes under the Securities Act, we anticipate that the market for Series A Notes that remain outstanding after the consummation of the exchange offer will be substantially limited. As a result of making the exchange offer, we will have fulfilled our obligations under the Registration Rights Agreement relating to the Series A Notes. Following the consummation of the exchange offer, holders who did not tender their Series A Notes generally will not have any further registration rights under the Registration Rights Agreement, and the Series A Notes that were not exchanged will continue to be subject to restrictions on transfer. The Series A Notes are currently eligible for resale under Rule 144A through the PORTAL market.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended
	May 31,				Years Ended November 30,
	2006		2005		2005		2004		2003		2002		2001

Ratio of earnings to fixed charges (1)	7.1	x	7.8	x	10.5	x	9.7	x	8.6	x	6.7	x	5.3	x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations.

There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of Series B Notes in exchange for Series A Notes pursuant to the exchange offer. We used the net proceeds from the sale of the Series A Notes for general corporate purposes.

ABSENCE OF PUBLIC MARKET

The Series B Notes will be new securities for which there is no established trading market. We currently do not intend to list the Series B Notes on any securities exchange or to arrange for the Series B Notes to be quoted on any quotation system. Accordingly, it is not likely that an active trading market for the Series B Notes will develop or, if a market develops, that it will provide significant liquidity to holders of Series B Notes.

OTHER INDEBTEDNESS

Our indebtedness at May 31, 2006 is listed in the table in the section of this prospectus captioned “Capitalization.” None of that indebtedness, as described below, has any covenants that restrict our, or our subsidiaries’, ability to make payments on outstanding indebtedness or to pay dividends, or requires us to maintain financial attributes. Our Senior Floating-Rate Notes due 2009, Senior Floating-Rate Notes due 2007, 7 5/8% Senior Notes due 2009, 5.60% Senior Notes due 2015, 5.95% Senior Notes due 2013, 5.50% Senior Notes due 2014, 5.125% Senior Notes due 2010 and 5.95% Senior Notes due 2011 all have covenants, similar to those in the indenture relating to the Notes, that limit our or our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions.

We have a structured letter of credit facility with a financial institution. The purpose of this letter of credit facility is to facilitate the issuance of up to $200 million of letters of credit on a senior unsecured basis. In connection with the letter of credit facility, the financial institution issued $200 million of their senior notes, which were linked to our performance on the letter of credit facility. If there is an event of default under the letter of credit facility, including our failure to reimburse a draw against an issued letter of credit, the financial institution would assign its claim against us, to the extent of the amount due and payable by us under the letter of credit facility, to its noteholders in lieu of their principal repayment on their performance-linked notes.

In July 2006, we entered into a new $2.7 billion credit facility that replaced our prior credit facility. The credit facility matures in July 2011. It included an accordion feature under which the aggregate commitment under the facility could be increased to $3.2 billion. Among other things, our credit facility provides that proceeds from the credit facility may be used to repay amounts outstanding under our commercial paper program, which is described below. Amounts outstanding under our credit facility are guaranteed by all of our wholly-owned subsidiaries other than finance company subsidiaries and foreign subsidiaries.

Our credit facility includes financial covenants which require, among other things, that

•	We maintain a debt to total capital ratio of less than or equal to 60%;

•	We maintain an interest coverage ratio of not less than 2.0 to 1.0;

•	We maintain a specified minimum consolidated tangible net worth; and

•	We limit the aggregate amount of our investments in and advances to other non-guarantor entities.

These covenants are described in the credit facility, which we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.” From time-to-time, we may amend the terms of the credit facility or enter into new borrowing arrangements. Amendments to the credit facility may modify or eliminate some or all of the covenants or may add new covenants, and new borrowing arrangements may include covenants that are different from those currently in the credit facility.

At May 31, 2006, we had $368.2 million of letters of credit outstanding that were collateralized against the borrowing capacity available under our credit facility.

In March 2006, we entered into an Issuing and Paying Agent Agreement relating to up to $2 billion aggregate principal amount of commercial paper notes that we may issue and re-issue from time-to-time. Issuances of commercial paper notes reduce the amounts we can borrow under our credit facility.

CAPITALIZATION
(In thousands, except per share amounts)

The table below shows our capitalization at May 31, 2006. The exchange of outstanding 6.50% Senior Notes due 2016 will not affect this capitalization.

Debt:
Revolving credit facility(1)	$185,000
5.95% Senior Notes due 2013	345,457
7 5/8% Senior Notes due 2009	277,048
Senior Floating-Rate Notes due 2009	300,000
Senior Floating-Rate Notes due 2007	200,000
5.50% Senior Notes due 2014	247,441
5.60% Senior Notes due 2015	502,069
5.125% Senior Notes due 2010	299,740
5.95% Senior Notes due 2011	249,415 (2)
6.50% Senior Notes due 2016	249,683 (3)
Other debt	52,433

Total homebuilding debt	2,908,286
Financial services debt	1,232,471
Limited-purpose finance subsidiaries debt	176

Total debt	4,140,933

Stockholders’ equity:
Class A Common Stock of $0.10 par value share, 136,677 shares issued(4)	13,668
Class B Common Stock of $0.10 par value share, 32,848 shares issued(5)	3,285
Additional paid-in capital	1,727,407
Retained earnings	4,578,398
Deferred compensation plan — 414 Class A common shares and 41 Class B common shares	(3,817)
Deferred compensation liability	3,817
Treasury stock, at cost; 9,868 Class A common shares and 447 Class B common shares	(553,175)
Accumulated other comprehensive loss	(3,364)

Total stockholders’ equity	5,766,219

Total capitalization	9,907,152

(1)	At May 31, 2006, we had $1.6 billion of unused availability under our credit facility. On July 21, 2006, we entered into a new unsecured revolving credit facility that provides us with up to $2.7 billion of financing. The credit facility also provides us with access to an additional $500 million of financing through an accordion feature, subject to additional commitments, for a maximum aggregate availability under the facility of $3.2 billion. The credit facility replaces our prior $2.2 billion credit facility and matures in July 2011.

(2)	Net of $585 discount.

(3)	Net of $317 discount.

(4)	Does not include 7,368 shares of Class A Common Stock issuable upon exercise of stock options that were outstanding at May 31, 2006.

(5)	Does not include 266 shares of Class B Common Stock issuable upon exercise of stock options that were outstanding at May 31, 2006.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial and operating information at or for the six months ended May 31, 2006 and 2005, and for the fiscal years ended November 30, 2001 through 2005. The information presented below is based upon our historical financial statements. Shares and per share amounts have been retroactively adjusted to reflect the effect of our April 2003 10% Class B common stock distribution and our January 2004 two-for-one stock split.

	At or for the
	Six Months Ended
	May 31,		At or for the Years Ended November 30,
	2006	2005	2005	2004(1)	2003(1)	2002(1)	2001(1)
	(Dollars in thousands, except per share amounts)

Results of Operations:
Revenues:
Homebuilding	$7,524,020	5,091,253	13,304,599	10,000,632	8,348,645	6,751,301	5,554,747
Financial services	$294,142	247,452	562,372	500,336	556,581	482,008	422,149
Total revenues	$7,818,162	5,338,705	13,866,971	10,500,968	8,905,226	7,233,309	5,976,896
Operating earnings from continuing operations:
Homebuilding	$988,285	761,980	2,277,091	1,548,488	1,164,089	834,056	666,123
Financial services	$45,216	35,249	104,768	110,731	153,719	126,941	87,669
Corporate general and administrative expenses	$108,423	77,987	187,257	141,722	111,488	85,958	75,831
Loss on redemption of 9.95% senior notes	$—	34,908	34,908	—	—	—	—
Earnings from continuing operations before provision for income taxes	$925,078	684,334	2,159,694	1,517,497	1,206,320	875,039	677,961
Earnings from discontinued operations before provision for income taxes(2)	$—	17,261	17,261	1,570	734	670	1,462
Earnings from continuing operations	$582,799	425,998	1,344,410	944,642	750,934	544,712	416,946
Earnings from discontinued operations	$—	10,745	10,745	977	457	417	899
Net earnings	$582,799	436,743	1,355,155	945,619	751,391	545,129	417,845
Diluted earnings per share:
Earnings from continuing operations	$3.57	2.59	8.17	5.70	4.65	3.51	2.72
Earnings from discontinued operations	$0.00	0.06	0.06	0.00	0.00	0.00	0.01
Net earnings	$3.57	2.65	8.23	5.70	4.65	3.51	2.73
Cash dividends declared per share — Class A common stock	$0.32	0.275	0.573	0.513	0.144	0.025	0.025
Cash dividends declared per share — Class B common stock	$0.32	0.275	0.573	0.513	0.143	0.0225	0.0225
Financial Position:
Total assets(3)	$12,833,908	9,605,634	12,541,225	9,165,280	6,775,432	5,755,633	4,714,426
Debt:
Homebuilding	$2,908,296	2,337,436	2,592,772	2,021,014	1,552,217	1,585,309	1,505,255
Financial services (including limited-purpose finance subsidiaries)	$1,410,743	869,775	1,270,438	900,340	740,469	862,618	707,077
Stockholders’ equity	$5,766,219	4,267,486	5,251,411	4,052,972	3,263,774	2,229,157	1,659,262
Shares outstanding (000s)	159,210	153,388	157,559	156,230	157,836	142,811	140,833
Stockholders’ equity per share	$36.22	27.82	33.33	25.94	20.68	15.61	11.78
Delivery and Backlog Information (including unconsolidated entities):
Number of homes delivered	22,524	17,019	42,359	36,204	32,180	27,393	23,899
Backlog of home sales contracts	17,990	20,536	18,565	15,546	13,905	12,108	8,339
Backlog dollar value	$6,527,514	7,343,762	6,884,238	5,055,273	3,887,300	3,200,206	1,981,632

(1)	In May 2005, we sold a title company subsidiary. As a result of the sale, the subsidiary’s results of operations have been reclassified as discontinued operations to conform with the 2005 presentation.

(2)	Earnings from discontinued operations before provision for income taxes includes a gain of $15.8 million for the year ended November 30, 2005 related to the sale of a title company subsidiary.

(3)	As of November 30, 2004, 2003, 2002 and 2001, the Financial Services segment had assets of discontinued operations of $1.0 million, $1.3 million, $0.4 million and $0.4 million, respectively, related to a title company subsidiary that was sold in May 2005.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The Registration Rights Agreement between us and the initial purchasers of the Series A Notes states that on or before August 24, 2006, we will file a registration statement to register the Series B Notes, and that we will use our reasonable best efforts to (1) cause that registration statement to become effective on or before September 23, 2006 and (2) complete the exchange offer on or before November 22, 2006. If we fail to meet any of those targets, the interest rate on the Series A Notes will increase until we cure the default.

Terms of the Exchange Offer

On the terms set forth in this prospectus and in the accompanying letter of transmittal, we will issue Series B Notes in exchange for all Series A Notes that are validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. The principal amount of the Series B Notes issued in the exchange will be the same as the principal amount of the Series A Notes for which the Series B Notes are exchanged. Holders may tender some or all of their Series A Notes in response to the exchange offer. However, Series A Notes may be tendered only in multiples of $1,000 principal amount.

The form and terms of the Series B Notes will be the same in all material respects as the form and terms of the Series A Notes (except that the Series B Notes will not contain terms with respect to transfer restrictions).

We will be deemed to accept all the Series A Notes that are validly tendered and not withdrawn when we give oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving Series B Notes from us. If any tendered Series A Notes are not accepted for exchange because of an invalid tender or otherwise, certificates for those Series A Notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders who tender Series A Notes in response to the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the instructions in the letter of transmittal, transfer taxes. We will pay all charges and expenses, other than certain taxes described below, in connection with the exchange offer.

A holder who validly withdraws previously tendered Series A Notes will not receive Series B Notes unless the Series A Notes are re-tendered before 5:00 p.m., New York City time, on the expiration date. Holders will have the right to withdraw previously tendered Series A Notes until 5:00 p.m. New York City time on the expiration date, unless the Series A Notes have already been accepted for exchange.

Expiration Date; Extension; Termination

The exchange offer will expire at 5:00 p.m., New York City time, on October 2, 2006, which will be the expiration date, unless we extend it by notice to the exchange agent. We reserve the right to extend the exchange offer at our discretion. If we extend the exchange offer, the term “expiration date” will mean the date on which the exchange offer as extended will expire. We will notify the exchange agent of any extension by oral or written notice and we will make a public announcement of any extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Immediately after the expiration date, we will accept all Series A Notes that have been properly tendered and not withdrawn.

Procedures for Tendering Notes

Any holder of Series A Notes may tender Series A Notes in response to the exchange offer. To tender Series A Notes, the holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or a facsimile, together with the Series A Notes (delivered using the procedure for book-entry transfer described below) and any other required documents, to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility System may make book-entry delivery of Series A Notes by causing DTC to transfer the Series A Notes into the exchange agent’s account at DTC in accordance with DTC’s transfer procedure. Because the only outstanding Series A Notes are Global Notes held by DTC, all tenders of Series A Notes must be made in that manner. Even though delivery of Series A Notes is effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, must be transmitted to and received or confirmed by the exchange agent at its address or facsimile number as set forth under the caption “— Exchange Agent” below before 5:00 p.m., New York City time, on the expiration date. Delivery of a document to DTC does not constitute delivery to the exchange agent.

A tender of Series A Notes by a holder will constitute an agreement by the holder to transfer the Series A Notes to us in exchange for Series B Notes on the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivering the letter of transmittal and any other required documents to the exchange agent is at the election and risk of the holder. It is recommended that holders use overnight or hand delivery services. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or Series A Notes should be sent to us. Holders may ask their brokers, dealers, commercial banks, trust companies or nominees to assist them in effecting tenders.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the Series A Notes are being tendered for the account of an eligible institution. An eligible institution is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program.

If the letter of transmittal or any Series A Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and we may require that evidence satisfactory to us of their authority to sign be submitted with the letter of transmittal.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Series A Notes will be determined by us in our sole discretion, and that determination will be final and binding. We reserve the right to reject any Series A Notes which are not properly tendered or the acceptance of which we believe might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Series A Notes, without being required to waive the same defects, irregularities or conditions as to other Series A Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A Notes must be cured by the expiration date, or by such later time as we may determine. Although we intend to ask the exchange agent to notify holders of defects or irregularities with respect to tenders of Series A Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Series A Notes will not be deemed to have been made until all defects and irregularities have been cured or waived. Any Series A Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

We have the right (subject to limitations contained in the indenture) (1) to purchase or make offers for any Series A Notes that remain outstanding after the expiration date and (2) to the extent permitted by applicable law, to purchase Series A Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to persons unrelated to us, we believe a person who receives Series B Notes through the exchange offer may resell the Series B Notes without registration or the delivery of a prospectus under the Securities Act, provided the person acquires the Series B Notes in the ordinary course of the person’s business and the person has no arrangement to participate in a distribution of the Series B Notes. If a person were to acquire Series B Notes through the exchange offer for the purpose of participating in a distribution of them, that person would probably be required to comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a sale of the Series B Notes.

If the holder is a broker-dealer that will receive Series B Notes for its own account in exchange for Series A Notes that were acquired as result of market-making activities or other trading activities, the holder will, by tendering, acknowledge that it will deliver a prospectus in connection with any resale of those Series B Notes.

Guaranteed Delivery Procedures

Holders who wish to tender their Series A Notes and (1) whose Series A Notes are not immediately available, or (2) who cannot deliver their Series A Notes or any other required documents to the exchange agent or cannot complete the procedure for book-entry transfer prior to the expiration date, may effect a tender if:

(a) The tender is made through an eligible institution;

(b) Before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand) setting forth the name and address of the eligible holder, and the principal amount of Series A Notes tendered, together with a duly executed letter of transmittal (or a facsimile of one), stating that the tender is being made by that notice of guaranteed delivery and guaranteeing that, within three business days after the expiration date, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other documents required by the letter of transmittal will be delivered to the exchange agent; and

(c) Confirmation of a book-entry transfer into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Upon request to the exchange agent, a form of notice of guaranteed delivery will be sent to any holder who may wish to use the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise described below, holders will have the right to withdraw previously tendered Series A Notes until 5:00 p.m. New York City time on the expiration date, unless the Series A Notes have already been accepted for exchange.

To withdraw a tender of Series A Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent before 5:00 p.m., New York City time, on the expiration date, and before we have accepted the Series A Notes for exchange. Any notice of withdrawal must (i) specify the name of the person who deposited the Series A Notes to be withdrawn, (ii) identify the Series A Notes to be withdrawn (including the principal amounts of the Series A Notes), (iii) be signed by the depositor in the same manner as the signature on the letter of transmittal by which the Series A Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Series A Notes into the name of the person who withdraws the tender, and (iv) specify the name in which the withdrawn Series A Notes are to be registered, if different from that of the depositor. All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us in our sole discretion, and that determination will be final and binding on all parties. Any Series A Notes that are withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no Series B Notes will be issued with respect to those withdrawn Series A Notes, unless they are validly re-tendered. Any Series A Notes that have been tendered but that are not accepted for exchange or that are withdrawn will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Series A Notes may be re-tendered at any time before 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation of tenders is being made by mail. However, solicitations also may be made by facsimile, telephone or in person by officers and regular employees of ours and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Series A Notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.

We will pay all transfer taxes, if any, applicable to the exchange of Series A Notes for Series B Notes pursuant to the exchange offer. If, however, Series B Notes or Series A Notes that are not tendered or accepted for exchange are to be issued in the name of a person other than the registered holder, or if tendered Series A Notes are registered in the name of a person other than the person who signs the letter of transmittal, or if a transfer tax is imposed for any other reason, other than by reason of the exchange of Series A Notes for Series B Notes pursuant to the exchange offer, the tendering holder must pay the transfer taxes (whether imposed on the registered holder or on any other person). Unless satisfactory evidence of payment of transfer taxes or exemption from the need to pay them is submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder. We may refuse to issue Series B Notes in exchange for Series A Notes, or to return Series A Notes that are not exchanged, until we receive evidence satisfactory to us that any transfer taxes payable by the holder have been paid.

Material Federal Income Tax Consequences

Important Notice:

The discussion that follows is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding United States Federal tax penalties, and was written in connection with this exchange offer of Series B Notes for Series A Notes. You should seek tax advice from an independent tax advisor based on your particular circumstances.

The exchange of the Series A Notes for the Series B Notes in the exchange offer should not constitute an exchange for federal income tax purposes. Consequently, (1) no gain or loss should be realized by a U.S. Holder upon receipt of a Series B Note; (2) the holding period of the Series B Note should include the holding period of the Series A Note for which it is exchanged; and (3) the adjusted tax basis of the Series B Note should be the same as the adjusted tax basis of the Series A Note for which it is exchanged, immediately before the exchange. Even if the exchange of a Series A Note for a Series B Note were treated as an exchange, the exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, a Series B Note should have the same issue price as a Series A Note and a U.S. Holder should have the same adjusted basis and holding period in the Series B Note as it had in the Series A Note immediately before the exchange. A “U.S. Holder” means a person who is, for United States federal income tax purposes, (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Accounting Treatment

The Series B Notes will be recorded in our accounting records at the same carrying value as the Series A Notes. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. We will record the costs of the exchange offer as an expense when they are incurred.

Exchange Agent

J.P. Morgan Trust Company, National Association, has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the consent and letter of transmittal should be addressed to the exchange agent, as follows:

By Facsimile:	By Registered Mail, Certified Mail or Overnight Courier:
Fax number: (214) 468-6494	J.P. Morgan Trust Company, National Association,
Attention: Frank Ivins	as Exchange Agent
Confirm by telephone: (800)275-2048	Worldwide Securities Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Frank Ivins

Requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent.

DESCRIPTION OF THE NOTES

We issued the Series A Notes, and we will issue the Series B Notes, under an Indenture dated as of April 26, 2006 among us, the subsidiary guarantors and J.P. Morgan Trust Company, N.A., as trustee. We have summarized in this section the principal terms of the Notes and the Indenture under which they were issued. This summary is not complete. You should read the Indenture and the Notes for additional information before you decide to exchange Series A Notes for Series B Notes, because those documents, and not this description, define your rights as a holder of Series B Notes. You may request copies of these documents at our address shown under the caption “Incorporation by Reference” elsewhere in this prospectus. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). Any Series A Notes that remain outstanding after the completion of the Exchange Offer, together with the Series B Notes, will be treated as a single class of securities under the Indenture. Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this Description of Notes, “we,” “our” or “us” refers to Lennar Corporation and does not include our subsidiaries except in references to financial data determined on a consolidated basis. Except where the context otherwise requires, references to “interest” include any “Additional Interest” that may accrue.

General

The Notes are our direct, unsecured obligations and rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness from time-to-time outstanding. The Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at the Trustee’s office in New York, New York.

The Notes are limited in aggregate principal amount to $250,000,000, but we may, without consent of the Holders, “reopen” the Notes series and issue additional Notes at any time on the same terms and conditions and with the same CUSIP number as the Notes we offer by this offering memorandum. The Notes will mature on April 15, 2016. Interest on the Notes will accrue at 6.50% per annum and will be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2006. Interest will also be payable with regard to each issue of Notes on its maturity date. If any interest payment date, maturity date or redemption date is not a Business Day, then the interest payment date will be postponed until the first following Business Day and no additional interest will accrue .

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

We will pay interest to the persons in whose names the Notes are registered at the close of business on June 1 or December 1, as applicable, before the interest payment date; provided that the interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. There is no sinking fund applicable to the Notes.

In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect Holders (as defined below) of the Notes in the event of a highly leveraged transaction or a change in control transaction.

Redemption at Our Option

We may, at our option, redeem the Notes in whole or in part from time-to-time, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

•	100% of their principal amount; and

•	the present value of the Remaining Scheduled Payments (as defined below) on the Notes being redeemed, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 25 basis points (0.20%).

We will also pay accrued interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and such Notes will cease to be outstanding.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such price on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (A) Deutsche Bank Securities Inc. and UBS Securities LLC (or their respective affiliates which are Primary Treasury Dealers); provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal (or of the portion) thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Guarantees

Each of the guarantors will unconditionally guarantee all of our obligations under the Notes including our obligations to pay principal, premium, if any, and interest with respect to the Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or other senior indebtedness of the guarantors. The obligations of each guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with United States generally accepted accounting principles, or GAAP.

The Indenture requires that each of our existing and future wholly-owned Subsidiaries (other than any foreign Subsidiary and any finance company Subsidiary) that guarantees any Indebtedness of us or any other Subsidiary (other than guarantees by Subsidiaries of U.S. Home Corporation (one of our Subsidiaries) solely of U.S. Home’s obligations as a guarantor under the Senior Credit Facilities) be a guarantor. The guarantee of the Notes by a Subsidiary will be suspended, and that Subsidiary will not be a guarantor and will not have any obligations with regard to the Notes, during any period when the principal amount of our (i.e., Lennar Corporation’s) obligations or any Restricted Subsidiary’s obligations as a guarantor of our (i.e., Lennar Corporation’s) obligations, in each case other than the Notes and any other debt obligations containing provisions similar to this, that the Subsidiary is guaranteeing totals less than $75 million. If any guarantor is released from its guarantee of the outstanding Indebtedness of us or any other Subsidiary, such guarantor will be automatically released from its obligations as guarantor under the Indenture, and from and after such date, such guarantor shall cease to constitute a guarantor of the Notes.

The Indenture provides that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by us or any of our Subsidiaries, then such guarantor or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

Certain Covenants

Limitation on Liens.  We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties, whether owned on the date of original issuance of the Notes (“Issue Date”) or thereafter acquired, unless:

•	if such Lien secures indebtedness ranking equal in right of payment with the Notes, then the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

•	if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured and the Lien securing such Indebtedness is subordinated to the Lien granted to the Holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

•	such Lien is a Permitted Lien (as defined below).

The following Liens are “Permitted Liens”:

•	Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

•	Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

•	Liens imposed by law such as carriers’, warehouseman’s or mechanics’ Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

•	Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

•	Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

•	Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

•	pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which Lennar or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

•	Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

•	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set off or similar rights and remedies;

•	Liens arising from the Uniform Commercial Code financing statements regarding leases;

•	Liens securing indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which is given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which is limited to such property;

•	Liens incurred in connection with Non-Recourse Indebtedness;

•	Liens existing on the Issue Date;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

•	easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties subject thereto; and

•	any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.

Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transaction which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Total Consolidated Stockholders’ Equity.

Sale and Leaseback Transactions.  We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following “Permitted Sale-Leaseback Transactions”:

•	a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities;

•	a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

•	a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to the retirement of our or any Restricted Subsidiary’s Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

•	a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Notes;

•	a Sale-Leaseback Transaction between (A) Lennar and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is Lennar or a wholly-owned Restricted Subsidiary; or

•	a Sale-Leaseback Transaction which has a lease of no more than three years in length.

Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 20% of Total Consolidated Stockholders’ Equity.

Mergers and Consolidations

We may not consolidate with or merge into, or sell or lease our assets substantially as an entirety to, a Person unless:

•	The resulting corporation or the person which acquires or leases our assets expressly assumes our obligations to pay principal, premium, if any, and interest with regard to the Notes and all the covenants in the Indenture; and

•	Immediately after the transaction, no Event of Default or event which, after notice or lapse of time or both, would be an Event of Default, will have occurred and continue.

Compliance Certificate

We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the signer’s knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers’ Certificate also must state whether or not the signer knows of any Default or Event of Default. If the signer knows of such a Default or Event of Default, the Officers’ Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.

Events of Default and Remedies

The following are Events of Default under the Indenture:

•	if we fail to pay any interest on the Notes continuing for 30 days after it was due;

•	if we fail to pay any principal or redemption price due with respect to the Notes;

•	our or any Restricted Subsidiary’s failure to fulfill an obligation to pay Indebtedness for borrowed money (other than Indebtedness which is non-recourse to us or any Restricted Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $50 million;

•	our failure to perform any other covenant or warranty in the Indenture, continued for 30 days after written notice as provided in the Indenture;

•	final judgments or orders are rendered against us or any Restricted Subsidiary which require the payment by us or any Restricted Subsidiary of an amount (to the extent not covered by insurance) in excess of $50 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any Restricted Subsidiary.

If an Event of Default has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal amount of the Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all defaults (except the nonpayment of the principal and interest due on any of the Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal amount of the Notes will automatically become and be immediately due and payable.

Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must mail to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with regard to the Notes, subject to certain limitations specified in the Indenture.

Modifications of the Indenture

With the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the Indenture or any supplemental indenture or the rights of the Holders of the Notes. However, without the consent of each Holder of Notes which is affected, we cannot, among other actions:

•	extend the fixed maturity of any Note;

•	reduce the rate or extend the time for the payment of interest;

•	reduce the principal amount of any Note or the redemption price;

•	impair the right of a Holder to institute suit for the payment thereof; or

•	change the currency in which the Notes are payable.

In addition, without the consent of the Holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the Holders of which are required to consent to any such supplemental indenture.

Global Securities

The Series B Notes will be issued in the form of one or more global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

Book-Entry System

Initially, the Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers of Notes will be effected only through, records maintained by the Depositary and its participants.

The Depositary has advised us that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants’ accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”) which will include the Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Payments on the Notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Securities. We and the Trustee will treat the Depositary’s nominee as the owner of such Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. It is the Depositary’s current practice, upon receipt of any payment, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us.

Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

•	the Depositary notifies us that it is unwilling or unable to continue as Depositary;

•	the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we, in our discretion, determine not to require all of the Notes to be represented by a Global Security and notify the Trustee of our decision.

Same-Day Settlement and Payment

So long as the Depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary’s Same-Day Funds Settlement System until maturity; therefore, the Depositary will require that trades be settled in immediately available funds.

Concerning the Trustee

J.P. Morgan Trust Company, N.A. is the Trustee under the Indenture and has been appointed by us as the initial paying agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee serves as the trustee for our other outstanding public debt securities. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture with respect to the Notes by:

•	delivering to the Trustee for cancellation all outstanding Notes; or

•	depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash and/or U.S. Government Obligations sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by us with respect to the Notes.

Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

•	the remaining rights of registration of transfer, substitution and exchange of the Notes;

•	the rights of Holders under the Indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indenture.

Certain Definitions

The following are definitions of certain of the terms used in the Indenture.

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a consolidated balance sheet of Lennar and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(A) all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

(B) investments in subsidiaries that are not Restricted Subsidiaries; and

(C) all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Default” means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

“Funded Debt” of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all Indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

•	any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof;

•	any Indebtedness of such person to any of its subsidiaries or of any subsidiary to such person or any other subsidiary; or

•	any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Indebtedness” means, with respect to us or any Subsidiary, and without duplication:

(a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary’s indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

(b) all our or any Subsidiary’s reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary’s leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;

(d) all our or any Subsidiary’s obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(e) all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary’s obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

(f) any indebtedness or other obligations, excluding any operating leases we or any Subsidiary is currently (or may become) a party to, described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and

(g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

“Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

“Non-Recourse Indebtedness” means any of our Indebtedness or any Restricted Subsidiary’s Indebtedness for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we are not or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of us or such Restricted Subsidiary securing such indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, or breaches of warranties or representations in respect of Indebtedness will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

“Officers’ Certificate” when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.

“Paying Agent” means the office or agency designated by us where the Notes may be presented for payment.

“Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

“Restricted Subsidiary” means any guarantor.

“Sale-Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (A) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (B) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar or a Restricted Subsidiary.

“Subsidiary,” means (1) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (2) a partnership, of which we or any Subsidiary is the sole general partner.

“Total Consolidated Stockholders’ Equity” means, with respect to any date of determination, our total consolidated stockholders’ equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the condensed consolidated balance sheet contained in a quarterly report on Form 10-Q.

“U.S. Government Obligations” means direct obligations of, and obligations guaranteed by, the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

BOOK ENTRY, DELIVERY AND FORM

The certificates representing the Series B Notes will be issued in fully registered form. The Series B Notes initially will be represented by a single, permanent global note, in definitive, fully registered form without interest coupons and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee.

Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Series B Notes represented by such Global Note that are received by such persons in the exchange offer. Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Any person acquiring an interest in a Global Note through an offshore transaction may hold such interest through Clearstream (formerly known as Cedel) or Euroclear. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the interests of owners of beneficial interests in such Global Note other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

Payment of principal of and interest on Series B Notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Series B Notes represented thereby for all purposes under the indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A Global Note may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Note is exchangeable for certificated Series B Notes only if (a) DTC notifies us that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (b) we in our discretion at any time determine not to have all the Series B Notes represented by such Global Note, or (c) there shall have occurred and be continuing a default or an event of default with respect to the Series B Notes represented by such Global Note. Any Global Note that is exchangeable for certificated Series B Notes pursuant to the preceding sentence will be exchanged for certificated Series B Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Series B Notes, (a) certificated Series B Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (b) payment of principal of, and premium, if any, and interest on, the certificated Series B Notes will be payable, and the transfer of the certificated Series B Notes will be registerable, at our office or agency maintained for such purposes and (c) no service charge will be made for any registration of transfer or exchange of the certificated Series B Notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Series B Notes represented by such Global Note for all purposes under the indenture and the Series B Notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the Series B Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Series B Notes in definitive form and will not be considered to be the owners or holders of any Series B Notes under such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuer nor the Trustee nor the Initial Purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

SALES OF SERIES B NOTES RECEIVED BY BROKER-DEALERS

Each broker-dealer that receives Series B Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with sales of Series B Notes received in exchange for Series A Notes which were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 9, 2006, all dealers effecting transactions in the Series B Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Series B Notes by broker-dealers. Series B Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series B Notes or a combination of those methods of resale, at prices which may or may not be based upon market prices prevailing at the time of the sale. Any such sale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer and/or the purchasers of the Series B Notes. Any broker-dealer that sells Series B Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Series B Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit from sale of the Series B Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation. The letter of transmittal states that a broker-dealer will not, by delivering a prospectus, be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Series A Notes), other than commissions or concessions of any brokers or dealers, and we will indemnify the holders of the Series A Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Clifford Chance US LLP will pass on the validity of the Series B Notes and the guarantees for us.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Lennar Corporation’s Annual Report on Form 10-K/A for the year ended November 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the restatement discussed in Note 4, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You can read and copy any materials that we file with the SEC at the SEC’s public reference room at 100 F. Street, NE, Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. You can call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Internet Web site at www.sec.gov. In addition, you can read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, N.Y.

Our obligations under the Exchange Act to file periodic reports and other information with the SEC may be suspended, under certain circumstances, if our Common Stock is held of record by fewer than 300 holders at the beginning of any fiscal year and is not listed on a national securities exchange. We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the Notes remain outstanding, we will furnish to the holders of the Notes upon request, and if required by the Exchange Act, file with the SEC, all annual, quarterly and current reports that we are or would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, we have agreed that, as long as any of the Series A Notes remain outstanding, we will make the information required by Rule 144A(d)(4) under the Securities Act available to any prospective purchaser of Series A Notes or beneficial owner of Series A Notes in connection with a sale of them.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus.

We are incorporating by reference in this prospectus the following documents, which we have previously filed with the SEC. Each of the documents incorporated by reference is an important part of this prospectus.

(a) our Annual Report on Form 10-K/A for our fiscal year ended November 30, 2005;

(b) our Quarterly Report on Form 10-Q/A for our quarterly period ended February 28, 2006;

(c) our Quarterly Report on Form 10-Q for our quarterly period ended May 31, 2006; and

(d) our Current Reports on Form 8-K dated January 12, 2006, March 3, 2006, March 29, 2006, April 26, 2006, July 21, 2006, and August 4, 2006.

Whenever after the date of this prospectus, we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Nothing in this prospectus will be deemed to incorporate information furnished by us on Form 8-K that, pursuant to SEC rules, is not deemed “filed” for purposes of the Exchange Act.

We will provide upon request to each person to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus. We will provide this information at no cost to the requester upon written request addressed to:

Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
Attn: General Counsel

     No dealer, salesperson, or other person has been authorized to give any information or to make any representations in connection with the offer made by this prospectus other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by Lennar. This prospectus does not constitute an offer to exchange or the solicitation of an offer to exchange any security other than those to which it relates, nor does it constitute an offer to exchange, or the solicitation of an offer to exchange, to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

$250,000,000

Offer to exchange any and
all outstanding Series A
6.50% Senior Notes due 2016, $250,000,000 aggregate principal amount outstanding, for Series B
6.50% Senior Notes due 2016.

PROSPECTUS

August 30, 2006